

August 3, 2015

Via E-Mail
Stephen Long
Chief Legal Officer
Cortendo plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

Re: Cortendo plc
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 22, 2015
CIK No. 0001634432

Dear Mr. Long:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Enforcement of Judgments, page 190

1. We note your reply to comment 19. Please name counsel and ensure that a corresponding consent is filed.

Index to Consolidated Financial Statements, page F-1

2. We acknowledge your response to previous comment 20. As the Reorganization transaction summarized in the explanatory note and in Note 1 on page F-7 has not yet happened and will not happen until after the date of the historical financial statements presented in your submission it is inappropriate to reflect the historical financial

statements being those of Cortendo plc. Please relabel the historical financial statement presented as being those of Cortendo AB. In addition, please present audited financial statements of Cortendo plc for some period on or after its formation on May 26, 2015. Finally, please reflect the historical financial statements of Cortendo plc as a separate column in your pro forma financial statements. Otherwise tell us why separate financial statements of Cortendo plc are not required and separately reference for us the authoritative guidance you rely upon to support your position.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page F-24</u>

3. We acknowledge your response to previous comment 23. Please revise the presentation of your pro forma balance sheet and statement of operations to include the combined common stock issuances and the Antisense Therapeutics, Ltd. transaction in separate columns with the same prominence as your Aspireo column.

4. We acknowledge your response to previous comment 24. We do not believe the fact that you in-license the rights to COR-004 from Antisense Therapeutics is determinative regarding whether the license agreement qualifies as a business. Please identify for us the inputs and processes you acquired under this license and explain to us why they do not qualify as a business. In your response specifically clarify for us who has responsibility to complete the existing Phase II clinical trials and how they impact your assessment of inputs and processes.

<u>Note 2: Pro Forma Adjustments, page F-29</u>

5. Assuming you can substantiate asset acquisition accounting for your license of COR-004, please tell us why it is appropriate to include the $3.9 million pro forma adjustment I in your pro forma statement of operations when it appears that this charge is directly attributable to your transaction with Antisense Therapeutics and will not recur. Please see Item 11-02(b)(5) of Regulation S-X. To the extent you remove the charge from your pro forma statement of operations, please retain the narrative disclosure explaining the charge that will be recorded in your historical financial statements and explain why it is excluded from your pro forma statement of operations.

6. We acknowledge your response to previous comment 25. It is unclear why the contingent repayment of grants that when received were recorded as a reduction to research and development expenses qualifies as a research or development expense under ASC 730-10-20 and how it is an element of research and development costs under ASC 730-10-25-2. Please address the following additional questions:

   - Explain to us how the obligation to repay the OCS that is characterized as a royalty obligation and includes an interest component as disclosed on pages F-38, F-42 and F-44 qualifies for treatment as a research or development expenditure under US GAAP.

- Explain to us why the charge associated with the accrual of the repayment obligation is classified as an "other expense" in the statement of profit or loss of Aspireo Pharmaceuticals for IFRS purposes.

- As the definitions of research and development under paragraph 8 of IAS 38 are similar to those under US GAAP and as you disclose on page F-25 that there are no material IFRS to US GAAP differences requiring adjustment, explain why you reclassify an "other expense" for IFRS reporting purposes to research and development expenses for US GAAP reporting purposes.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings at (202) 551-3258 if you have questions regarding international comments. Please contact Preston Brewer at (202) 551-3969, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Yvan Claude Pierre, Esq.
        Aron Izower, Esq.
        Reed Smith LLP